April 14, 2025

Douglas Davis
Chief Executive Officer
VisionWave Holdings, Inc.
300 Delaware Ave., Suite 210 # 301
Wilmington, DE 19801

Noam Kenig
Chief Executive Officer
VisionWave Technologies, Inc.
1061 1/2 N Spaulding
West Hollywood, CA 90046

       Re: VisionWave Holdings, Inc.
           Amendment No. 3 to Registration Statement on Form S-4
           Filed April 7, 2025
           File No. 333-284472
Dear Douglas Davis and Noam Kenig:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 3, 2025, letter.

Amendment No. 3 to Form S-4
Business of Target, page 170

1. We note your disclosure that "To mitigate a potential situation...[Target]
       transferred...9,735,888 AVAI shares back to its transfer agent as a book entry as those shares are designated for sale per the Target intentions, but not liquidate. Target is in active in negotiation to sell the remaining AVAI shares in a fire sale." Please revise to
 April 14, 2025
Page 2

       clarify what is meant by Target's intent to sell but not liquidate and to provide a more complete discussion regarding the definition of fire sale in this context. In addition, quantify the current value and, to the extent known, the expected value that will be derived from the "fire sale." Finally, clarify what potential situation Target is attempting to mitigate with these transactions.
        Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-
551-3334 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Stephen M. Fleming
      Robert Yaspan